Exhibit 12

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

        Schedule of Computation of Ratio of Earnings to Fixed Charges
                                (unaudited)

                           (dollars in thousands)



                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                    Aug. 31,  Aug. 31,    Aug. 31,  Aug. 31,
                                       1994      1993        1994      1993

Earnings (loss) before
  income taxes (1)                  $35,753  $(32,676)    $40,815  $(22,691)
Plus: Fixed charges (2)               5,069     5,589      11,078    11,426
Less: Capitalized interest              (91)      (84)       (169)     (173)

Earnings available to cover
  fixed charges (3)                 $40,731  $    N/A     $51,724  $    N/A

Ratio of earnings to
  fixed charges (3)                    8.04       N/A        4.67       N/A


(1) Losses before income taxes have been adjusted to exclude losses from less-than-fifty-percent-owned subsidiaries.

(2) Fixed charges consisted of the following:

                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                    Aug. 31,  Aug. 31,    Aug. 31,  Aug. 31,
                                       1994      1993        1994      1993
Interest expense, gross              $2,949    $3,242     $ 6,644   $ 6,618
Rentals (1/3)                         2,120     2,347       4,434     4,808
  Total fixed charges                $5,069    $5,589     $11,078   $11,426


(3) For the three months and six months ended August 31, 1993, earnings are inadequate to cover fixed charges. The resulting deficiency is $32,760 for the three months ended August 31, 1993 and $22,864 for the six months ended August 31, 1993. The deficiency is the result of unusual items. Exclusive of unusual items, the ratio of earnings available to cover fixed charges would have been 3.63 and 3.15 for the three months and six months ended August 31, 1993, respectively.